EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Complementary Immediate Report - Derivative Motion

Further to the Company’s immediate report dated 19.3.15 with respect to a motion for approval of a claim as a derivative claim in the matter of the Company’s transaction for acquisition of all the holdings and shareholders loans of Eurocom D.B.S. Ltd (“Eurocom”) in D.B.S. Satellite Services (1998) Ltd (“D.B.S.”), a complementary immediate report is hereby provided that the Company received an additional petition for approval of a derivative claim in the same matter that was filed with the District Court in Tel Aviv - Economic Department.

The petition was filed by a private shareholder holding 30 shares of the Company and a company under his full ownership holding 1,000 Company shares (“the Petitioners”) against the Company, and against Eurocom and Shaul Elovitch (Chairman of the Company’s Board of Directors and an indirect controlling shareholder of the Company and Eurocom), against the members of the Company’s Board of Directors who approved the transaction, against three additional Company directors, as claimed, for their effect of the decisions of the Secondary Committee of the Company’s Board of Directors, and against Bank of America - Merrill Lynch for its professional liability and claimed negligence in estimation of the purchase price (“the Respondents”).

The Petitioners are requesting, inter alia, that the Court shall approve the filing of a derivative claim on behalf of the Company within the framework of which it shall obligate Eurocom and Shaul Elovitch to return a total of NIS 518 million, which constitutes, in the opinion of the Petitioners and the economic expert on its behalf, “unfair excess consideration” for purchase of the remainder of Eurocom’s shares in D.B.S., to determine the liability of the responding directors and the liability of Bank of America - Merrill Lynch for contracting in the transaction and obligate them for the entire sum up to a total of NIS 518 million which shall not be returned to the Company’s coffers as aforementioned, or alternatively to obligate all the Respondents for payment of NIS 477 million, which is the price received, claimed by the Petitioners, on the assumption of credit of only 70% of the value of the synergy in favor of D.B.S (instead of 100%).

The Company is studying the petition and it is unable to evaluate its prospects at this stage. It shall be stated that the transaction for purchase of all of Eurocom’s holdings in D.B.S. has still not been completed.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.